Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Reverence Acquisition Corp.

New York, New York

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 15, 2021, except for paragraphs discussing Fair Value of Financial Instruments and Derivative Financial Instruments in Note 2, and Notes 7 and 9, as to which the date is May 10, 2021 relating to the financial statements of Reverence Acquisition Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

McLean, Virginia

May 26, 2021